FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                             For February 18, 2003

                       Commission File Number: 001-14624

                             ABN AMRO HOLDING N.V.

                               ABN AMRO BANK N.V.

                (Translation of registrant's name into English)

                              Gustav Mahlerlaan 10
                               1082 PP Amsterdam
                                The Netherlands

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F X           Form 40-F
                                ---                    ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                           No X
                          ---                          ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

                             ABN AMRO HOLDING N.V.

                               ABN AMRO BANK N.V.


                               INDEX TO EXHIBITS


Item
1. Press release entitled, "ABN AMRO reports full year 2002 results: Record operating result in a challenging environment", dated February 13, 2003.


The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-89136, 333-74436, 333-84044 and 333-81400.

                                   Signatures


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                             ABN AMRO HOLDING N.V.
                                               (Registrant)

Date: February 18, 2003                      By: /s/ R.W.J. Groenink
                                                 -------------------------------
                                                 Name:  R.W.J. Groenink
                                                 Title: Chairman of the Managing
                                                        Board


                                             By: /s/ T. de Swaan
                                                 -------------------------------
                                                 Name:  T. de Swaan
                                                 Title: Member of the Managing
                                                        Board


                                             ABN AMRO BANK N.V.
                                               (Registrant)

Date: February 18, 2003                      By: /s/ R.W.J. Groenink
                                                 -------------------------------
                                                 Name:  R.W.J. Groenink
                                                 Title: Chairman of the Managing
                                                        Board


                                             By: /s/ T. de Swaan
                                                 -------------------------------
                                                 Name:  T. de Swaan
                                                 Title: Member of the Managing
                                                        Board

                                                                         ITEM 1



[ABN-AMRO LOGO]


                              Further information can be obtained from:
                              Press Relations: +31 20 6288900
                              Investor Relations: +31 20 6287835

                              This press release is also available on internet: www.abnamro.com

-----------------
IR/Press Release

                                                    Amsterdam, 13 February 2003

ABN AMRO reports full year 2002 results:
Record operating result in a challenging environment

Full Year 2002 performance (compared to full year 2001)
>    Revenues slightly down (-2.9%)
>    Strict cost control drives expenses down (-6.9%)
>    Record high operating result (EUR 5.5 bn)
>    Provisioning up in line with the outlook (EUR 1.7 bn)
>    Net profit excl. extraordinary result up (2.1%)
>    Substantial improvement in efficiency ratio (70.1%)
>    Tier 1 ratio (7.48%) exceeds target for the year
>    Dividend unchanged at EUR 0.90

Fourth quarter 2002 performance (compared to the third quarter of 2002)
>    Operating result strongly up (5.8%)
>    Provisioning (EUR 384 mln), in line with outlook
>    Efficiency ratio (68.9%) improves for the fifth consecutive quarter
>    Active capital management drives RWA down (-8.9%)

Chairman's Statement

"Under difficult conditions, we have succeeded in delivering a strong performance in 2002. We believe that our performance is a testimony to the success of our business model and restructuring plans, and to the sheer determination of our staff to succeed."

"Despite the momentum in our businesses, we believe that given the geo-political uncertainties at this point and the potential impact of these uncertainties on the global economy, a net profit outlook based on economic assumptions only is not very realistic. We, therefore, refrain from giving an outlook for the year at this point in time."

Key figures group results fourth quarter 2002

(in millions of euros)                                quarterly                                           year
                                          ------------------------------------------------------------------------------------
                                          Q4 2002      Q3 2002    % change    Q4 2001   % change     2002      2001   % change
                                          -------      -------    --------    -------   --------    -----     -----   --------
Operating result                            1,396        1,319         5.8      1,279        9.1    5,457     5,063        7.8
Provisioning for loan losses                  384          338        13.6        598      (35.8)   1,695     1,426       18.9
Operating profit before taxes               1,009          958         5.3        715       41.1    3,713     3,613        2.8
Extraordinary result, net                                                         (95)               (205)      867
Net profit                                    685          591        15.9        438       56.4    2,207     3,230      (31.7)
Net profit excl. extraordinary result         685          591        15.9        533       28.5    2,412     2,363        2.1
Earnings per share excl. extraord. res       0.43         0.37        16.2       0.34       26.5     1.52      1.53       (0.7)
(in euros)
Efficiency ratio                             68.9%        69.5%                  72.9%               70.1%     73.1%

                                             31 Dec 02  30 Sep 02 % change                          31 Dec 02 31 Dec 01% change
                                            -------------------------------                         ---------------------------
(in billions of euros)
Total assets                                556.0        604.6        (8.0)                         556.0      597.4      (6.9)
Group capital                                30.1         30.9        (2.6)                          30.1       34.0     (11.5)
Risk-weighted assets                        229.6        252.1        (8.9)                         229.6      273.4     (16.0)

BIS tier 1 ratio                             7.48%        7.00%                                      7.48%      7.03%
BIS capital ratio                           11.54%       10.87%                                     11.54%     10.91%

Letter to the Shareholder

On behalf of the Managing Board, I am writing to report to you about our performance in 2002.

The challenging state of the global economy has been a consistent factor through out the year. Although there were hesitant signs of a recovery at the beginning of the year, these positive signs have not materialised into anything meaningful in the second half of the year. The prospect of a potential war has only added to the increased sense of uncertainty.

Under these difficult conditions, we have succeeded in delivering a strong performance in 2002. Revenues for the group have been relatively stable while expenses were managed down in line with indications given earlier in the year. Consequently, the group operating result has improved significantly, allowing us to deliver the best operating result in our history. As I have mentioned in the past, an inevitable aspect of difficult economic conditions is the level of provisioning. Therefore, provisions for the year were high. Notwithstanding the level of provisions, the net profit (excluding extraordinary results) was up compared to the preceding year. It is noteworthy that our capital ratios have also improved during the year, despite the substantial impact of the depreciation of the Brazilian real and pension related adjustments. We believe that our performance in 2002 is a testimony to the success of our business model and restructuring plans, and to the sheer determination of our staff to succeed.

In the context of the evolution of corporate governance, 2002 has been a defining moment. Significant numbers of corporate failures during the year have drawn the attention of regulators, investors, clients and society at large to issues of corporate governance and sustainability. The enactment of Sarbanes-Oxley in the United States is a case in point. In our case, full compliance with Sarbanes-Oxley entailed minimal changes to the existing corporate governance framework. The fact that we could adhere to Sarbanes-Oxley with minimal adjustments is a reflection of the appropriateness of our two-tier governance model. As such, the two-tier governance model has all the necessary checks and balances to effectively reconcile the needs of all stakeholders and promote long-term shareholder value as well.

We are currently finalising the review of the "structure regime" as applicable to ABN AMRO. The underlying rationale is to allow shareholders a greater say in the overall corporate governance of the firm, with the intent of having a better balance between the shareholders, the Supervisory Board and the Managing Board in the governance model. As such, it will entail a number of changes to the existing framework including the nomination and appointment of the Supervisory Board and the Managing Board, and the abolition of the "Stichting Prioriteit". The plan will be presented in full to the shareholders during the forthcoming annual shareholders' meeting.

We strongly believe that regulation alone will not achieve the desired behavioural changes, however, living the values will. Integrity and honesty have long been the central tenets of our corporate governance model - it is what we stand for and as embodied by our shield. As such, a corporate branding process has been initiated to ensure that all members of the group not only live the values but project them to the world as well.

We are sceptical about the prospect of a sustained economic recovery during the year. The weak market conditions seen in 2002 are expected to continue in 2003. Based on a "no-war scenario" and the aforementioned economic outlook, the net profit for the year should be higher than in 2002. Despite the momentum in our businesses, we believe that given the geo-political uncertainties at this point and the potential impact of these uncertainties on the global economy, a net profit outlook based on economic assumptions only is not very realistic. We, therefore, refrain from giving an outlook for the year at this point in time.

Sincerely,

Rijkman Groenink
Chairman of the Managing Board

ABN AMRO GROUP

(in millions of euros)                                Quarterly                                        year
                                      --------------------------------------------------------------------------------
                                      Q4 2002    Q3 2002  % change   Q4 2001   % change      2002      2001  % change
                                      -------    -------  --------   -------   --------    ------    ------  --------
Net interest revenue                    2,264      2,421      (6.5)    2,629      (13.9)    9,845    10,090      (2.4)
Revenue from securities and part          105         58      81.0       105                  369       455     (18.9)
Net commissions                         1,114      1,099       1.4     1,306      (14.7)    4,639     5,214     (11.0)
Results from financial transactions       425        347      22.5       306       38.9     1,477     1,552      (4.8)
Other revenue                             581        398      46.0       380       52.9     1,950     1,523      28.0
                                      -------    -------              ------               ------    ------
Total revenue                           4,489      4,323       3.8     4,726       (5.0)   18,280    18,834      (2.9)
Operating expenses                      3,093      3,004       3.0     3,447      (10.3)   12,823    13,771      (6.9)
                                      -------    -------              ------               ------    ------
Operating result                        1,396      1,319       5.8     1,279        9.1     5,457     5,063       7.8
                                      =======    =======              ======               ======    ======
Efficiency ratio                         68.9%      69.5%               72.9%                70.1%     73.1%

The overall performance of the group in 2002 was good. As such, the performance is a reflection of the resilience of the business model, success of the restructuring plan and the group's ability to deliver under difficult economic circumstances.

Overall revenues for the group were lower by 2.9% compared to 2001, primarily due to a lower level of commission income during the year. Although revenues were lower on a consolidated basis, the underlying picture was mixed. Net interest income was down by only 2.4% despite a 7.6% fall in average risk weighted assets (RWA). In our view, it is the most conclusive evidence of our ability to reprice our existing asset base while managing our capital down. Other revenues, driven by the mortgage business in the US, were higher by 28.0% compared to 2001. The fall in other categories of revenues (securities, net commissions and financial transactions) are closely related to the prevailing conditions in the financial markets.

On a quarterly basis (Q4 vs Q3), revenues were up by 3.8% despite a 6.5% fall in net interest income. Interest income was lower in the fourth quarter due to a lower level of RWA and in part due to the impact of currencies. The increase in overall revenues was primarily due to a higher level of contribution from the mortgage related activities in the US and a substantial improvement in contribution from the Netherlands.

Operating expenses for the group fell by 6.9% during the year, driven largely by a substantial decline in WCS (14.2%) and C&CC (4.8%). The fall in expenses can be directly attributed to the success of the restructuring programmes. On a quarterly basis, expenses were up by 3.0% compared to the preceding quarter. The underlying picture is more varied. In line with the annual trend, expenses in WCS fell by 2.8% during the quarter while in C&CC expenses were up by 8.2%. The increase in expense in C&CC was driven largely by a 15% increase in the US due to one-off items, namely increased advertising costs and the writeoff of an existing lease improvement (building).

In line with the above, the group operating results were up by 7.8% compared to 2001. As such, it represents the best operating result in the history of the bank. On a quarterly basis, the operating result was up by 5.8% compared to the preceding quarter and 9.1% compared to the same period in 2001. The efficiency ratios improved by 3 percentage points to 70.1% during the year while for the quarter it fell by 60 basis points to 68.9%.

The level of provisions for the year was 18.9% or EUR 269 mln higher compared to 2001. Although the overall level of provisions was in line with the indications given earlier in the year, the increase is primarily due to an unprecedented level of corporate failures in the second quarter. In the fourth quarter, provisions increased by 13.6% or EUR 46 mln compared to the preceding quarter. The increase was largely driven by the year-end adjustment of the provisioning in the C&CC US loan book. Despite the increase in the level of provisioning, the overall quality of the portfolio remains satisfactory. The weighted average UCR (Uniform Credit Ratings) in the WCS portfolio remains investment grade. Notwithstanding the aforementioned increase in C&CC US, the asset quality in the overall SME portfolio has stabilised in the US, the Netherlands and Brazil.

For the year ended 31 December 2002 RWA for the group fell by EUR 43.8 bn or 16.0% to EUR 229.6 bn. Although there has been a steady decline throughout the year, the fall in the fourth quarter was particularly pronounced. As such, the reduction was driven largely by a sharp fall in WCS (EUR 14.9 bn) and a more modest fall in C&CC (EUR 7.5 bn). The reduction in assets was in part due to currency effects and in part due to capital management measures taken to ensure the group is well positioned to benefit from the current repricing of assets in the market. It is, therefore, the intention of the group to increase the RWA during the course of the year.

Shareholders' equity decreased by EUR 1,006 mln (8,5%), mainly due to currency translation effects and pension charges. Translation losses due to foreign exchange rate differences amounted to EUR 1,622 mln. These charges were offset to a degree by retained earnings (including stock dividend) of EUR 1,573 mln.

The total amount charged to equity in relation to pensions in 2002 was EUR 804 mln (net). As of 1 January 2002, pension costs and post-retirement benefits are accounted for in accordance with the relevant statements under US GAAP (FAS 87, FAS 88 and FAS 106). Under US GAAP, the computation of pension obligations encompasses future compensation levels. This more conservative stance led to an increase of the pension obligations. As a result, EUR 430 mln (net of taxes) was charged against shareholders' equity in the first quarter of 2002.

In 2002, the returns of the pension plan assets were negative as a result of the fall of equity markets. The gap between the mark to market value of the plan assets and the projected benefit obligations (PBO) deteriorated. Generally, such differences do not have, under US GAAP, an immediate and material impact on the income statement or on equity, as their funding ought to be spread over the lower of 15 years or the average remaining term of service. However, the fall of the equity markets was such that the accumulated benefit obligations (ABO) of the pension funds were also in excess of the mark to market value of the assets. In accordance with the regulations of FAS 87, an additional EUR 374 mln (net of tax) liability was recognised and charged to shareholders' equity in the last quarter of 2002. The ABO differs from the PBO in that it does not take into account future compensation levels.

In spite of these developments and mainly as a consequence of the reduction of RWA's during the fourth quarter, Tier 1 ratio has improved substantially to 7.48% and total BIS ratio to 11.54%. At the end of 2002, the Fund for general banking risk (FAR) stood at 55 basis points of total RWA of the group.

Cost reductions associated with the restructuring are ahead of schedule. To date, the charges against the restructuring provision of EUR 1,425 mln, are EUR 1,171 mln, of which EUR 364 mln are C&CC related, EUR 784 mln in WCS and EUR 23 mln in PCAM.

THE CONSUMER & COMMERCIAL CLIENTS SBU

(in millions of euros)                                        Quarterly                                        year
                                              -----------------------------------------------------------------------------------
                                              Q4 2002    Q3 2002   % change   Q4 2001      % change      2002       2001 % change
                                              -------    -------   --------   -------      --------    ------     ------ --------
Net interest revenue                            1,678      1,636        2.6     1,696          (1.1)    6,853      6,812      0.6
Net commissions                                   379        380       (0.3)      447         (15.2)    1,658      1,852    (10.5)
Results from financial transactions                29         65      (55.4)      127         (77.2)      226        272    (16.9)
Other revenue                                     514        297       73.1       272          89.0     1,645      1,267     29.8
                                                -----      -----                -----                   -----      -----
Total revenue                                   2,600      2,378        9.3     2,542           2.3    10,382     10,203      1.8
Operating expenses                              1,668      1,541        8.2     1,851          (9.9)    6,710      7,052     (4.8)
                                                -----      -----                -----                   -----      -----
Operating result                                  932        837       11.4       691          34.9     3,672      3,151     16.5
Provisioning for loan losses                      209        185       13.0       206           1.5       881        802      9.9
Value adjustments to financial fixed assets         0          4                   (2)                      8          2
                                                -----      -----                -----                   -----      -----
Operating profit before taxes                     723        648       11.6       487          48.5     2,783      2,347     18.6
Taxes                                             213        155       37.4       143          49.0       744        584     27.4
                                                -----      -----                -----                   -----      -----
Profit after taxes                                510        493        3.4       344          48.3     2,039      1,763     15.7
Minority interests                                  1          7      (85.7)       19         (94.7)       21         99    (78.8)
                                                -----      -----                -----                   -----      -----
Net profit                                        509        486        4.7       325          56.6     2,018      1,664     21.3
                                                =====      =====                =====                   =====      =====

Efficiency ratio                                 64.2%      64.8%                72.8%                   64.6%      69.1%

                                               31 Dec 02   30 Sep 02 % change                        31 Dec 02  31 Dec 01 % change
                                               ------------------------------                        -----------------------------
Staff (fte)                                    71,340     71,979       (0.9)                           71,340     73,736     (3.2)
(in billions of euros)
Total assets                                    229.2      246.2       (6.9)                            229.2      242.8     (5.6)
Risk-weighted assets                            143.4      151.0       (5.0)                            143.4      158.2     (9.4)

The SBU Consumer & Commercial Clients (C&CC) performed well in 2002, despite rising unemployment, low business confidence and volatile currencies. Notwithstanding this unfavourable environment, revenues grew by 1.8% to EUR 10,382 mln. Operating expenses were strictly managed and fell by 4.8% to EUR 6,710 mln. As in 2001, deteriorating credit quality was the single most vulnerable spot given weaker markets. Provisioning for loan losses reached EUR 881 mln, or 58 basis points of average RWA, compared to EUR 802 mln, or 51 basis points in the preceding year. About 65% of the provisioning is related to the commercial portfolio.

C&CC closed the year with a good fourth quarter performance. The SBU achieved revenue growth of 9.3% or EUR 222 mln compared to the previous quarter. Operating expenses increased 8.2% to EUR 1,668 mln. The operating result reached EUR 932 mln, up 11.4% from the third quarter. Over the same period, the US dollar and the Brazilian real depreciated on average against the euro by 2.7% and 8.0% respectively. The largest contributor to the quarter's revenue growth was the increase in other revenues, which primarily consists of contributions of Mortgage Servicing Rights (MSRs) in the US. It is to be noted that other revenues include the EUR 58.9 mln profit on the sale of our stake in Kredietbank Luxembourg. Revenues from financial transactions were impacted by the flattening of the yield curve in Brazil. Net interest revenues grew by 2.6% as a result of spread and volume gains both in Brazil and in the Netherlands. Net commissions held up well in all areas of operations.

Operating expenses were up by EUR 127 mln compared to the third quarter. The increase was driven by non-recurring items in North America (write-off existing lease improvement) and by provisions for early retirement and dismissal payments made at Bouwfonds.

Provisioning for loan losses were up by 13.0% to EUR 209 mln in the fourth quarter. Provisions fell in Brazil, led by an improvement of delinquency rates in Consumer Finance and Retail Banking. In North America, the SME loan portfolio continued to be affected by the weak economy. In the Netherlands, the SME portfolio continued to be relatively stable.

Business Unit Netherlands (please refer to appendix 4)

In 2002, the revenues of Business Unit Netherlands (BU NL) increased by 4.0% to EUR 3,108 mln while operating expenses went down by 1.6% to EUR 2,554 mln. Consequently, the operating result of BU NL grew by 41.0% to EUR 554 mln. This solid performance was achieved against the backdrop of minimal economic growth. It is to be noted that revenues held up well despite the roll out of the restructuring of the network and the implementation of the new client service concept.

In the fourth quarter, revenues were up by 10.0% to EUR 814 mln, essentially due to an increase in net interest revenues. However, it is to be noted that BU NL was able to maintain loan volumes across clients segments and product lines despite some pricing pressures in the Dutch retail market.

Compared to the third quarter, operating expenses remained largely stable at EUR 634 mln. During the quarter, EUR 53 mln of restructuring related costs were run through the P&L, fully offset by a one-off premium repayment related to PEMBA. Staff costs were flat in the fourth quarter. This is due to the fact that most staff departures in the quarter (related to the restructuring) took place in December.

As a consequence of the above, the operating result increased by 59.3% to EUR 180 mln. The efficiency ratio improved 6.8 percentage points to 77.9%. For peer comparison purposes, it is to be noted that the capital allocated to BU NL is managed by the Corporate Centre, where the related gains are booked.

Provisions were up by EUR 5 mln compared to the third quarter. Notwithstanding the increase, there has been no deterioration in the credit quality of the portfolio. RWA decreased slightly quarter on quarter (1.3% or EUR 700 mln) driven in part by the mortgage securitisation programmes, and were stable compared to 2001.

Update on the restructuring programme in the BU NL

BU NL continued to successfully roll out its restructuring plan in 2002. A total of 95 branches was closed down in the course of the year, 5 of which in the fourth quarter. Of the 590 remaining locations, 512 have been converted into bankshops and 78 into advisory centres. The closure of the last 28 branches is due to take place in the first half of 2003. A total of 284 branches will then have been closed since the start of the programme. As per 31 December, about 85% of the employees who had opted for the voluntary staff departure scheme had left. These departures correspond with a reduction in BU NL of 3,822 FTEs compared to 2002 and of 5,352 FTEs since the restructuring programme was initiated. We expect the remaining departures to be visible at the end of the first half of 2003. The migration of the client base to the multi-channel platform is also progressing according to plan. By the end of 2002, over 900,000 retail clients and 45,000 commercial clients have signed up for the internet banking offering of BU NL. As a result, 30% of payment and brokerage transactions were made over the internet at the end of the fourth quarter. Particularly encouraging was the increase in client satisfaction recorded in the fourth quarter in connection with the roll out of the new client service concept. It is noteworthy that market shares have remained stable despite the magnitude of the restructuring initiated. In fact, the market share of BU NL in savings, deposits and current accounts has increased 30 basis points in the fourth quarter.

The cost side of the restructuring programme is on track. We therefore believe that BU NL will be able to reach its targeted EUR 400 mln annual cost savings. It is to be noted that the savings realised will be largely absorbed by the increase in wages associated with the Collective Labour Agreement, in pension costs and the ongoing refurbishment of the converted branches. Notwithstanding these developments, we expect BU NL net profit to increase as a result of revenue growth and managed operating expenses.

Business Unit United States (please refer to appendix 4)

In 2002, the revenues of Business Unit United States (BU US) increased by 6.3% to EUR 4,518 mln while the US dollar depreciated by 5.9% on average against the euro. Operating expenses declined by 3.0% to EUR 2,307 mln. As a consequence, the operating result of BU US went up 18% to EUR 2,211 mln. The increase in revenues is due primarily to the strong performance of the mortgage business and the resilience of both the Commercial and the Retail Banking activities.

In the fourth quarter, revenues increased by 8.4% to EUR 1,132 mln. In US dollar terms, revenues increased by 11.5%. Net interest revenue remained fairly stable, reflecting the higher "held for sale" mortgage balances due to the sustained origination activity. The increase in other revenues was driven by gains related to the mortgage business. The mortgage activities were helped by a decline in intermediate-term interest rates. Although the mortgage activity remains strong, it is unlikely that this momentum can be maintained throughout 2003.

Operating expenses were up during the quarter by 14.9% to EUR 594 mln. In US dollar terms, expenses increased by 18.2%. This was driven by non-recurring items, such as write-off on an existing leasehold improvement, reclassification of internal settlements and incremental advertising expenses. Consequently, the operating result for the fourth quarter was EUR 11 mln or 2.1% higher than in the third quarter. In US dollar terms, the operating result grew by 4.9%. The efficiency ratio deteriorated 3 percentage points to 52.5%. It is noteworthy that the efficiency ratio improved 4.8 percentage points in 2002 compared to 2001.

Provisioning was up by 59.8% to EUR 139 mln compared to the preceding quarter as we continue to address credit related issues related to historic levels of corporate defaults in the US. However, the level of non-accruals is slowing down. RWA declined by 9.8% to EUR 61.7 bn reflecting currency effects and the continued focus on the optimisation of capital usage across BUs.

Business Unit Brazil (please refer to appendix 4)

In the context of heightened market volatility, the performance of BU Brazil in 2002 was satisfactory compared to last year. Although the Brazilian real depreciated by 23.2% against the euro, revenues for the year fell by only 9.6%. In local currency, revenues increased by 24.1%, primarily driven by net interest revenue. This growth was achieved despite the decision by BU Brazil to be very selective in extending loans and a slower loan volume growth in 2002. Operating expenses were down by 7.1%, largely due to currency movements. Consequently, the reported operating result declined by 14.8%. However, in Brazilian real terms, the operating profit improved by 16.9% year on year.

In the fourth quarter, revenues went down by 10.4% to EUR 346 mln. In Brazilian real terms, overall revenues declined by 3.6%. Revenues from financial transactions were negatively impacted by the increase in short-term interest rates. Faced with significant inflationary pressures, the Central Bank increased the short-term interest rate from 18% p.a. to 25% p.a. Net interest revenues and commissions posted strong growth (10.3% and 31.0% in local currency respectively), driven by higher spreads.

Operating expenses were stable at EUR 257mln. Adjusted for the currency variations, the operating expenses increased by 8.2%. One-offs drove half of the increase; the remainder reflects higher marketing expenses and the impact of the Collective Labour Agreement on staff costs.

As a consequence of the above, the operating profit fell by 31.5% to EUR 89 mln and the efficiency ratio deteriorated 8 percentage points to 74.3%.

In the fourth quarter, provisions declined by 36.2% to EUR 30 mln. A similar trend was observed in local currency whereby provisions declined by 31.9% compared to the third quarter. Besides the non-recurring charge booked in the third quarter, this positive development was underpinned by a lower delinquency ratio within the Consumer Finance and Retail Banking entities of BU Brazil.

RWA increased by 1.7% compared to the third quarter and fell by 26.8% year on year. In view of the economic developments, tighter lending criteria were implemented. The growth of the loan volume was less than we had initially anticipated, however, this had a desirable positive impact on the overall levels of provisioning.

Taxes were reduced due to of a one-off tax credit related the acquisition of Banco Real. Adjusting for this extraordinary item, the tax expense was in line with the development of the Brazilian real against the US dollar.

Business Unit Rest of the world (please refer to appendix 4)

In the fourth quarter, revenues of C&CC operations in other parts of the world reached EUR 308 mln, an increase of 48.1% compared the preceding quarter. The increase was due to a EUR 58.9 mln profit realised on the sale of Kredietbank Luxembourg (KBL) as well a better operating performance at Bouwfonds.

Operating expenses were up by 29.8% to EUR 183 mln. The increase in expenses was primarily due to early retirement and severance payments in Bouwfonds and the opening of a branch in Shanghai. The efficiency ratio improved by 8.4 percentage points to 59.4%.

Provisions fell by more than 50% in the fourth quarter. Taxes also fell to tax corrections in France and Belgium.

THE WHOLESALE CLIENTS SBU

(in millions of euros)                                              quarterly                                 year
                                           ---------------------------------------------------------------------------------------
                                           Q4 2002    Q3 2002    % change   Q4 2001       % change      2002       2001   % change
                                           -------    -------    --------   -------       --------     -----      -----   --------
Net interest revenue                           435        557       (21.9)      650          (33.1)    2,115      2,378      (11.1)
Net commissions                                479        455         5.3       578          (17.1)    1,866      2,220      (15.9)
Results from financial transactions            324        230        40.9       183           77.0     1,092      1,322      (17.4)
Other revenue                                   32         45       (28.9)       94          (66.0)      223        273      (18.3)
                                             -----      -----                 -----                    -----      -----
Total revenue                                1,270      1,287        (1.3)    1,505          (15.6)    5,296      6,193      (14.5)
Operating expenses                           1,051      1,081        (2.8)    1,239          (15.2)    4,549      5,302      (14.2)
                                             -----      -----                 -----                    -----      -----
Operating result                               219        206         6.3       266          (17.7)      747        891      (16.2)
Provisioning for loan losses                   145        141         2.8       321          (54.8)      742        543       36.6
Value adjustments to financial fixed assets      2          2                    (7)                       4         20      (80.0)
                                             -----      -----                 -----                    -----      -----
Operating profit before taxes                   72         63        14.3       (48)                       1        328      (99.7)
Taxes                                            5        105       (95.2)      (88)                      78        124      (37.1)
                                             -----      -----                 -----                    -----      -----
Operating profit after taxes                    67        (42)                   40           67.5       (77)       204
Extraordinary result, net                        0          0                     0                     (205)         0
                                             -----      -----                 -----                    -----      -----
Profit after taxes                              67        (42)                   40           67.5      (282)       204
Minority interests                               4          2       100.0         6          (33.3)       12         17      (29.4)
                                             -----      -----                 -----                    -----      -----
Net profit                                      63        (44)                   34           85.3      (294)       187
                                             =====      =====                 =====                    =====      =====

Net profit excl. extraordinary result           63        (44)                   34                      (89)       187

Efficiency ratio                              82.8%      84.0%                 82.3%                    85.9%      85.6%

                                            31 Dec 02   30 Sep 02% change                             31 Dec 02  31 Dec 01 % change
                                            -----------------------------                             -----------------------------
Staff (fte)                                 20,238     20,556        (1.5)                            20,238     22,423       (9.7)
(in billions of euros)
Total assets                                 238.7      269.8       (11.5)                             238.7      294.7      (19.0)
Risk-weighted assets                          67.2       82.1       (18.1)                              67.2       95.2      (29.4)

The 2002 performance of the Wholesale Clients' SBU was satisfactory in light of the challenging market conditions. While the results show the negative impact of the difficult environment, they also demonstrate the success of the client-led model and the benefits of the firm cost measures taken in 2001 and 2002. Revenues fell by 14.5% in 2002, particularly in Equities and trading related activities in GFM (Global Financial Markets). The annuity component of the income stream, however, was helped by the strong performance of money market activities and GTS (Global Transaction Services). It is to be noted that the revenues in 2002 have also been affected negatively by write-downs in the Private Equity portfolio of EUR 262 mln and market adjustments related to asset sales (EUR 40 mln). The development of expenses showed a very positive and desirable trend in 2002. Operating expenses declined by EUR 753 mln (14.2%) in 2002, in line with the fall of revenues. The fall in expenses reflects the positive impact of restructuring decisions e.g. closure of the US Equity & Corporate Finance domestic business and restructuring of TOPS. Provisioning increased substantially in 2002, reflecting difficult economic conditions and the failure of several major corporates. The reduction of RWA is ahead of schedule.

The performance of WCS improved clearly during the year. In the fourth quarter, the operating result increased for the third consecutive quarter, helped largely by a further fall in expenses. Revenues in the fourth quarter declined by a modest 1.3% to EUR 1,270 mln, mainly due to lower revenues in GFM. Please note that net interest income and results from financial transactions were affected by reclassifications in WCS Brazil, leading to a negative quarter-on-quarter adjustment of interest and a positive adjustment of results from financial transactions. Adjusted for the reclassification, net interest revenues remained relatively stable, despite the sharp fall in RWA. This can be explained by a strong performance of money market activities and positive margin development. Net commissions for the fourth quarter stood at EUR 479 mln, an increase of 5.3% compared to the previous quarter. The increase in commission income was driven by origination activity in GFM and certain major project finance transactions. Adjusted for the reclassification mentioned earlier, results from financial transactions decreased in the fourth quarter compared to the third quarter. This can partly be explained by lower trading revenues in GFM.

Operating expenses decreased by 2.8% to EUR 1,051 mln in the fourth quarter. The decline in expenses was mainly due to lower staff costs (fewer staff and lower bonus accrual). The level of operating expenses during the fourth quarter is not reflective of the likely level of expenses in 2003. Although expenses will again be lower, the extent of the fall will be partially offset by one-off costs. These costs are related to additional restructuring initiatives coupled with selective investments in the newly created BUs Financial Markets and Working Capital. Although these costs will have an immediate negative impact on the P&L, it will generate (together with the EDS outsourcing) new cost savings in 2004 and beyond.

During the fourth quarter, the number of staff decreased by 318 FTEs to 20,238 FTEs. In 2002, the total number of staff was reduced by 2,185 FTEs.

The operating result increased by 6.3% in the fourth quarter, as expenses fell at a higher pace than revenues. The efficiency ratio has further improved by 120 basis points to 82.8% in the fourth quarter. Although the efficiency ratio was stable in 2002 compared to 2001, the development during the year shows a very positive and desirable trend (from 91.3% in the first quarter to 82.8% in the fourth quarter).

The level of provisioning remained stable in the fourth quarter. As a percentage of average RWA, the provisioning level increased to 76 basis points in the fourth quarter, compared to 68 basis points in the third quarter. This is due to a sharp reduction in RWA. Notwithstanding the reduction in RWA, the overall quality of the portfolio remains solid and well diversified. In December 2002, 80% of the total corporate portfolio was investment grade.

Taxes declined substantially in the fourth quarter due to tax reliefs in several jurisdictions. Given the importance of tax in the context of profitability, several measures were taken to optimise the overall tax position.

Net profit in the Wholesale Clients' SBU turned positive again in the fourth quarter. We believe that this performance is a clear sign that the restructuring efforts have begun to pay off.

Our plan to reduce the level of RWA to EUR 70 bn by the end of 2004 is ahead of schedule. In 2002, RWA came down by EUR 28.0 bn to EUR 67.2 bn. Although this can partly be explained by currency movements (EUR 8 bn), ABN AMRO showed herewith its strength to achieve its targets in much shorter time than expected. Loan Products (LP), as the WCS main capital user, was particularly active in reducing its RWA. LP reduced RWA by 31.2% to EUR 39 bn. The reduction was also the result of more efficient usage of capital. The strategy to reduce RWA proved to be right, in particular in the recent difficult environment. It is noteworthy that the percentage of investment grade credits in the Wholesale portfolio has remained stable at around 80% despite the reduction in RWA. In addition to the decline in credit related RWA, market risk related RWA declined significantly as well in 2002. The released capital will partly be reallocated to the relationships and transactions which, on an economic basis, are most deserving. Consequently, RWA may increase again in 2003. The target of EUR 70 bn by the end of 2004 remains in place.

Client Business Units

The increasing focus of the bank on its client-led approach throughout 2002 resulted in 83% of revenues being attributable to client activities. Of this amount, 63% came from the selected Priority and Key client base. Throughout the year, the main contributor to this improvement was an increase in the average size of individual deals, with an increasing number of clients contributing to deals with revenues in excess of EUR 0.5 mln despite the difficult market conditions.

Financial Institutions & Public Sector (FIPS) remains the most significant Client BU, generating EUR 2 bn of annual revenues across a number of product areas, and producing 46% of total client revenues. The FIPS BU was further strengthened in the fourth quarter with the development of its Financial Sponsors group. Across the Corporate Client BUs, Country Coverage and Consumer both performed strongly during this quarter.

The reduction in RWA has continued throughout 2002 with a significant decrease occurring in the fourth quarter. Furthermore, the integrated delivery of corporate and investment banking products and services remains a key goal, with 2002 witnessing an increase in the average number of products provided to our clients.

Clear evidence of the improvements produced from the client-led strategy has been the number of benchmark transactions completed throughout 2002, with several occurring in the final quarter. These include the newly formed Financial Sponsors group acting as the sole financial advisor for Candover's EUR 1.1 bn leveraged buy-out of Ontex, which is both the largest ever public-to-private transaction and the largest leveraged buy-out ever in Belgium. In Italy, ABN AMRO acted as co-arranger and joint bookrunner on a EUR
6.64 bn issue for the Republic of Italy, completing the largest ever euro securitisation transaction. In Asia, ABN AMRO Rothschild successfully completed the IPO of MobileOne acting as joint global coordinator and joint bookrunner. This was a landmark transaction in Singapore and was the biggest IPO in the country since 1998, raising USD 465 mln.

Product Business

The BU Global Financial Markets (GFM) generated lower revenues in the fourth quarter compared to the third quarter. Credit Trading faced a difficult quarter with worries about the fragile world economy and the prospects of a conflict in the Middle East affecting sentiment and liquidity in the market. Derivative income was lower after a very strong third quarter. On the other hand, money market activity continued its strong performance and the asset securitisation business had a very strong quarter with deals being originated from a diverse geographical spread. At year end, ABN AMRO had retained its no. 1 position in the eurodenominated (European) asset securitisation league table with 9.2% of the issuance (source: Dealogic).

In the BU Loan Products, revenues have remained relatively stable in the fourth quarter. As far as the individual income lines are concerned, lower net interest income was offset by higher net commission income. Interest income was affected negatively by market adjustments related to asset sales and positively by certain one-off reclassifications. Adjusted for these one-off items, net interest income declined by only 2.3%, despite the sharp fall in average RWA (12.7%). This can be explained by the higher margins. Net commission income rose sharply in the fourth quarter due to certain major project finance transactions. The RWA declined by EUR 7.8 bn in the fourth quarter versus the third quarter and declined by EUR 17.8 bn in 2002 versus 2001. The reduction in RWA is partly due to currency developments and has further been achieved through not renewing unprofitable loans, Secondary Loan Sales (SLS) and Credit Default Swaps (CDS). The use of SLS amounted to EUR 1.5 bn and the use of CDS amounted to EUR 1.0 bn in 2002. Exposures are hedged where we see either the opportunity to improve the yield (arbitrage and re-use of capital) or hedge/sale assets to avoid loan losses. It is noteworthy that the yields on new deals have clearly increased this year.

Revenues in GTS increased slightly in the fourth quarter, mainly due to higher revenues from Cash Management. The increase of revenues from Cash Management is a particularly positive development given the low interest rate monetary policy currently being pursued by both the Fed and the ECB. Revenues from AACES and Custody lines of business declined in the fourth quarter as a result of the significant pressure exerted on the global equities markets. Overall, GTS has been a steady performer in 2002 generating relatively stable revenues. The inherent attractiveness of a flow product such as GTS is that it is less prone to the economic cycle.

In the Equity-related businesses, continued market uncertainty and the downward economic outlook had a negative impact on revenues. Derivative income in the quarter continued to be depressed by the after effects of the US corporate malfeasance issues and took a sharp downturn. Corporate Broking revenues on the other hand increased significantly quarter on quarter due to certain major advisory fees and underwriting transactions. During the quarter, a number of capital markets transactions were successfully placed, including MobileOne in Singapore, the third largest telecoms offering of the year. The fourth quarter saw Corporate Finance revenues trend higher, mainly due to higher M&A related revenues. ABN AMRO has been able to capitalise on one of its key strengths, strong client relationships, and successfully increased its league table position and market share.

The expense run rate of Equities and Corporate Finance has continued to improve as a result of the ongoing restructuring efforts. It is noteworthy that the operating result of Corporate Finance turned positive in the fourth quarter. The BUs Equities and Corporate Finance are on track to deliver considerably improved economic performances in 2003.

The performance of the BU Private Equity improved slightly in the fourth quarter due to a lower amount of write-downs (EUR 70 mln) compared to the third quarter (EUR 92 mln). In 2002, the total amount of writedowns was EUR 262 mln. The write-downs were for the most part in IT, Telecoms and Life Sciences. We expect write-down levels to return to more normalised, and thus lower, levels in 2003. Excluding the writedowns, revenues have fallen in the fourth quarter due to lower dividends and lower exit gains. Exit opportunities are still limited and prices are low. Although most of the attention has been given to preservation of the value and quality of the existing portfolio, selective investments have been made in companies that show strong resilience and strong fundamentals. Most of these were made in the buy-out and later stage segments. The total portfolio was EUR 2 bn at the end of 2002, of this 7.4% is in IT, 6.3% in Telecoms and 2% in Life sciences. Initial steps have been taken to increase the amount of funds on behalf of third parties, hereby reducing the relative reliance on capital of the bank.

The TOPS cost reduction programme has delivered cost savings of EUR 457 mln by the end of 2002, of which EUR 407 mln direct cost savings and EUR 50 mln cost avoidance. WCS has outperformed the commitments made at the start of the programme. TOPS will continue to focus on managing down the costs in 2003.

In December 2002, we reached an agreement with EDS on an IT outsourcing contract for our Wholesale Clients SBU. The contract covers the provision of technology services and applications maintenance in the major countries in which WCS operates. Through outsourcing large components of technology to EDS we intend to make a substantial improvement in the quality and cost of service provision. It is to be noted that ABN AMRO will retain the intellectual properties of the software and the legal ownership of the hardware. The total value of the contract is expected to be valued at approx. EUR 1.3 bn based on a five-year period. The contract will contain the gradual transfer of 1,000+ permanent staff and 1,000+ contractors in the Netherlands, the United Kingdom, the United States, Germany, Singapore and Hong Kong. We expect that we will be able to reduce the costs of the outsourced functions by 20-25% over the life of the contract. The expected cost savings are based on 2002 volumes, the majority of which are expected to materialise after 2004. Therefore, the actual level of cost savings might differ from the expected level if volumes change compared to the 2002 level.

THE PRIVATE CLIENTS AND ASSET MANAGEMENT SBU

(in millions of euros)                                             quarterly                              year
                                             -------------------------------------------------------------------------------
                                             Q4 2002    Q3 2002   % change  Q4 2001     % change     2002      2001  % change
                                             -------    -------   --------  -------     --------    -----     -----  --------
Net interest revenue                              88         85        3.5      100        (12.0)     369       330      11.8
Net commissions                                  211        218       (3.2)     244        (13.5)     932       983      (5.2)
Results from financial transactions               10         12      (16.7)      16        (37.5)      42        43      (2.3)
Other revenue                                     39         20       95.0       10                    80        63      27.0
                                               -----      -----               -----                 -----     -----
Total revenue                                    348        335        3.9      370         (5.9)   1,423     1,419       0.3
Operating expenses                               280        255        9.8      305         (8.2)   1,094     1,136      (3.7)
                                               -----      -----               -----                 -----     -----
Operating result                                  68         80      (15.0)      65          4.6      329       283      16.3
Provisioning for loan losses                      11          1                  10         10.0       13        13
Value adjustments to financial fixed assets        1         (1)                 (3)                    1
                                               -----      -----               -----                 -----     -----
Operating profit before taxes                     56         80      (30.0)      58         (3.4)     315       270      16.7
Taxes                                             16         14       14.3       17         (5.9)      96        84      14.3
                                               -----      -----               -----                 -----     -----
Profit after taxes                                40         66      (39.4)      41         (2.4)     219       186      17.7
Minority interests                                (2)         3                  (2)                    2         3     (33.3)
                                               -----      -----               -----                 -----     -----
Net profit                                        42         63      (33.3)      43         (2.3)     217       183      18.6
                                               =====      =====               =====                 =====     =====

Efficiency ratio                                80.5%      76.1%               82.4%                 76.9%     80.1%

                                             31 Dec 02   30 Sep 02 % change                     31 Dec 02   31 Dec 01 % change
                                             ------------------------------                     ------------------------------
Staff (fte)                                    6,179      5,971        3.5                          6,179     5,879       5.1
(in billions of euros)
Total assets                                    17.0       16.6        2.4                           17.0      16.7       1.8
Risk-weighted assets                             6.8        6.3        7.9                            6.8       6.5       4.6

The SBU Private Clients and Asset Management (PCAM) has shown a strong performance in 2002 compared to 2001 given the continuous weak market conditions. Revenues remained stable at EUR 1,423 mln. The decrease in net commissions due to the slide in equity markets was partly offset by the increase in net interest revenues as result of an overweight cash allocation and the sales of high margin products.

Even with the inclusion of Artemis Fund Managers (as of 1 September 2002) and Delbruck & Co (as of 1 October 2002), operating expenses showed a decrease of 3.7% compared to 2001, reflecting sustained cost control. The stable revenues of PCAM, coupled with the decrease in operating expenses, resulted in an improvement of the operating result by 16.3% to EUR 329 mln in 2002. Consequently, the efficiency ratio improved by 320 basis points to 76.9% during 2002.

In 2002, Assets under Management (AuM) decreased by 12.8% to EUR 150 bn, compared to EUR 172 bn at the end of 2001. Although Private Clients continued to increase the net new assets during the year, Assets under Administration
(AuA) declined from EUR 105 bn at the end of 2001 to EUR 96 bn at the end of 2002, mainly due to market performance devaluation as opposed to outflow.

Asset values and investors' appetites in investment products remain adversely affected by the uncertainty of the global economic outlook and the prospects of a war with Iraq. Although cost control will remain a priority for PCAM, we expect this trend to continue to put pressure on revenues in 2003.

Private Clients

The performance of the Private Clients BU in the fourth quarter was primarily affected by the increase in operating expenses of which the majority was of a non-recurring nature.

Revenues decreased by 2.3% during the fourth quarter. Adjusting for a one-off reclassification of net commissions to other revenue, the decrease in revenues was primarily driven by a reduction in net interest revenues and other revenue due to lower income from life insurance activities. This was partly offset by additional revenues from Delbruck & Co.

In the reporting period, operating expenses increased by 12.7% to EUR 177 mln. The higher operating expenses can be explained by an increase in staff and administrative expenses as result of the inclusion of Delbruck & Co. and by the one-off favourable correction in the third quarter which artificially deflated the expense base in that quarter.

As result of the decline in revenues and increase in operating expenses, the operating result declined by 39.7% to EUR 38 mln in the fourth quarter compared to the previous quarter.

Provisioning for loan losses increased by EUR 11 mln from EUR 1 mln in the third quarter due to additional provisioning in the Netherlands.

As result of an increase in net new assets and a small increase in asset values, AuA steadily improved to EUR 96 bn at the end of the year compared to EUR 93 bn at the end of September 2002.

Asset Management

Revenues increased by 15.7% to EUR 133 mln in the fourth quarter. This was mainly driven by an increase in net commissions reflecting the inclusion of Artemis Fund Managers (as of 1 September 2002), various performance fees and a few incidental items.

Total operating expenses in the fourth quarter increased 5.1% compared to the previous quarter, mainly due to the consolidation of Artemis Fund Managers. The limited increase in operating expenses combined with the substantial higher revenues resulted in an improvement of the operating result by 76.5% during the last quarter of 2002.

Taxes increased to EUR 10 mln from EUR -2 mln in the previous quarter due to a one-off reclassification item in the third quarter.

AuM as of 31 December 2002 amounted to EUR 149 bn, a decrease of 3.3% compared to the level of AuM at the end of the third quarter. The decrease was primarily affected by the transfer of funds and private client business to C&CC and the continued strong appreciation of the euro mainly against the US dollar. The assets were invested for 44% in equities, 43% in fixed income and 13% in cash and other. The composition of the mandates changed slightly to 56% Institutional Clients, 8% Private Clients and 36% Funds, reflecting the transfer of before mentioned activities to C&CC.

CORPORATE CENTRE

(in millions of euros)                                   quarterly                 year
                                             -----------------------------------------------
                                             Q4 2002   Q3 2002   Q4 2001      2002      2001
                                             -------   -------   -------     -----     -----
Net interest revenue                              (8)       78       118       243       327
Net commissions                                    0         0        (8)       (1)      (18)
Results from financial transactions               62        40       (20)      117       (85)
Other revenue                                      5         8         7        27        25
                                               -----     -----     -----     -----     -----
Total revenue                                     59       126        97       386       249
Operating expenses                               (51)       (6)      (95)      (73)     (240)
                                               -----     -----     -----     -----     -----
Operating result                                 110       132       192       459       489
Provisioning for loan losses                      15         7        54        41        46
Value adjustments to financial fixed assets        0        18       (22)       36         2
                                               -----     -----     -----     -----     -----
Operating profit before taxes                     95       107       160       382       441
Taxes                                             39        25        42       123       145
                                               -----     -----     -----     -----     -----
Operating profit after taxes                      56        82       118       259       296
Extraordinary result, net                          0         0       (95)        0       867
                                               -----     -----     -----     -----     -----
Profit after taxes                                56        82        23       259     1,163
Minority interests                                41        41        33       173       133
                                               -----     -----     -----     -----     -----
Net profit                                        15        41       (10)       86     1,030
                                               =====     =====     =====     =====     =====

Net profit excl. extraordinary result             15        41        85        86       163

                                              31 Dec 02  30 Sep 02% change   31 Dec 02  31 Dec 01 % change
                                              ----------------------------   -----------------------------
Staff (fte)                                      573       563       1.8       573       586      (2.2)
(in billions of euros)
Total assets                                    60.5      61.4      (1.5)     60.5      42.9      41.0
Risk-weighted assets                             2.0       2.6     (23.1)      2.0       3.5     (42.9)

Total revenues increased by 55.0% to EUR 386 mln compared to 2001, driven by significantly higher revenues from financial transactions due to the US dollar profit hedge. This was partly offset by lower net interest revenue primarily as result of a more precise allocation of interest revenue in favour of the respective SBUs.

Operating expenses increased to EUR -73 mln from EUR -240 mln in the previous year primarily driven by an increase in staff costs due to the ending of a pension premium holiday at the end of 2001. This was partly offset by a decrease in other administrative expenses mainly due to the release of a provision regarding the European American Bank and the change in charging mechanisms for professional fees. An additional EUR 37 mln restructuring charge was taken through the P&L for the restructuring in the Netherlands.

Please note that if we would have calculated the costs related to pensions and post-retirement benefits in accordance with the relevant statements under US GAAP as of 1 January 2001, gross and net pension costs in 2001 would have been EUR 326 mln and EUR 218 mln higher.

The increase in revenues coupled with a relatively higher level of expenses has resulted in a slight decline in the operating result from EUR 489 mln last year to EUR 459 mln in 2002.

Adjustments to financial fixed assets reflect the negative adjustments that had to be made to the value of our corporate investment portfolio on the back of the ongoing deterioration in equity market conditions.

The increase in minority interests reflects a transfer of the payment of preferred dividend to Corporate Centre from BU US.

As indicated to you in the shareholders' letter, we intend to implement a number of changes in our corporate governance to further align our model with recent market developments. It is our intention to abandon the structure regime for ABN AMRO Holding NV and consequently change the authority to appoint members of the Supervisory and Managing Board following nomination of the Supervisory Board to the shareholders. In addition, we would like to cancel the outstanding priority share and to abolish the "Stichting Prioriteit" and therefore transfer the authority to determine the number of Managing and Supervisory Board members to the Supervisory Board. Furthermore, the structure of the preference shares will be reviewed in a consultative process with the existing preference shareholders. We expect to receive formal advice from the Workers' Council on the intended changes at the end of February. A definitive proposal with regard to the changes in our corporate governance model will be presented to the shareholders at the Annual General Meeting of Shareholders on 29 April 2003.

ABN AMRO LEASE HOLDING

ABN AMRO Lease Holding showed a stable operating performance during 2002. Revenues increased by 3.0% to EUR 793 mln, reflecting an increase in net commissions and net interest revenue on the back of higher volumes and a favourable yield curve position.

Over the same period, expenses increased by 4.2% as a result of a higher level of depreciation combined with an increase in administrative expenses mainly due to higher ICT and professional fees. The slight increase in revenues, coupled with a moderate increase in operating expenses, resulted in a stable operating performance compared to last year. Due to an 18.2% reduction in provisions and a lower effective tax rate, net profit increased to EUR 180 mln compared to EUR 166 mln in the previous year.

Revenues in the fourth quarter increased by 7.6%, reflecting mainly an increase in net interest revenue on the back of a favourable interest rate environment and an increase in other revenue due to higher rebates and insurance income. Operating expenses went up by 9.0% as result of an increase in administrative expenses and staff costs reflecting amongst others higher pension contributions. Consequently, the operating result increased to EUR 67 mln from EUR 64 mln in the third quarter. Taxes decreased by 53.3% in the fourth quarter mainly due to the release of a deferred tax liability and the recognition of a tax asset. Net profit increased by 24.4% to EUR 56 mln in the fourth quarter.

As announced on 3 February 2003, ABN AMRO Lease Holding will change its name to LeasePlan Corporation N.V. as of the same date. The name change marks the final phase of an extensive change process during the past few years that completely aligned the organisation and the product range with the current needs of the fleet management market and automotive industry. ABN AMRO Lease Holding has successfully transformed itself from a financial services provider to a financial group offering a broad pallet of automotive services. The name change is a true reflection of this shift in focus and reconfirms the group's strategy to position itself as a leading company in the automotive services industry, with its own identity.

Dividend

It will be proposed at the general meeting of shareholders to declare a full year dividend of EUR 0.90 per ordinary share, of EUR 0.56 each, for 2002. This represents a stable dividend compared to the dividend for 2001. An interim dividend of EUR 0.45 has already been made available, leaving a final dividend of EUR 0.45. The final dividend will be payable, at the shareholder's option, either wholly in ordinary shares chargeable to the share premium account or wholly in cash. The ratio of the value of the stock dividend to that of the cash dividend will be determined on Thursday 22 May 2003, after the close of trading on Euronext Amsterdam Exchanges, based on the average of the highest and lowest stock exchange price for that day. The value of the stock dividend will be virtually equal to that of the cash dividend. The new ordinary shares will qualify for dividends from 1 January 2003. The ordinary share will be quoted ex-dividend from Friday 2 May 2003. Shareholders can submit instructions stating whether they opt for dividend payment in cash or in stock from Friday 2 May 2003 to Wednesday 21 May 2003 inclusive. The 2002 final dividend will be payable as from Wednesday 28 May 2003.

It is to be noted that, in the long term, the intention is to adhere to the dividend pay-out ratio of 45 - 50% of net attributable profit.

                                                                     Appendix 1
Consolidated income statement 2002
(in millions of euros)

                                                                           2002                               year
                                                                 Q4          Q3    % change        2002        2001     % change
                                                            -------------------------------     --------------------------------
Net interest revenue                                          2,264       2,421        (6.5)      9,845      10,090        (2.4)

Revenue from securities and participating interests             105          58        81.0         369         455       (18.9)

Payment services                                                309         322        (4.0)      1,348       1,394        (3.3)
Insurance                                                        18          42       (57.1)        165         202       (18.3)
Securities                                                      249         347       (28.2)      1,269       1,674       (24.2)
Asset management and trust funds                                212         190        11.6         862         885        (2.6)
Guarantees                                                       48          45         6.7         170         158         7.6
Leasing                                                          45          46        (2.2)        185         179         3.4
Other                                                           233         107                     640         722       (11.4)
                                                            -------     -------                 -------     -------
Net commissions                                               1,114       1,099         1.4       4,639       5,214       (11.0)

Securities                                                      140          70       100.0         492         787       (37.5)
Foreign exchange dealing                                        261         138        89.1         679         486        39.7
Derivatives                                                      22         131       (83.2)        388         502       (22.7)
Trading LDC-portfolio                                             0          (4)                      0          21
Other                                                             2          12       (83.3)        (82)       (244)      (66.4)
                                                            -------     -------                 -------     -------
Results from financial transactions                             425         347        22.5       1,477       1,552        (4.8)

Other revenue                                                   581         398        46.0       1,950       1,523        28.0
                                                            -------     -------                 -------     -------
Total revenue                                                 4,489       4,323         3.8      18,280      18,834        (2.9)

Staff costs                                                   1,712       1,688         1.4       7,250       7,653        (5.3)
Other administrative expenses                                 1,138       1,071         6.3       4,567       5,161       (11.5)
Depreciation                                                    243         245        (0.8)      1,006         957         5.1
                                                            -------     -------                 -------     -------
Operating expenses                                            3,093       3,004         3.0      12,823      13,771        (6.9)
Operating result                                              1,396       1,319         5.8       5,457       5,063         7.8
Provisioning for loan losses / FAR                              384         338        13.6       1,695       1,426        18.9
Value adjustments to financial fixed assets                       3          23       (87.0)         49          24       104.2
                                                            -------     -------                 -------     -------
Operating profit before taxes                                 1,009         958         5.3       3,713       3,613         2.8
Taxes                                                           280         314       (10.8)      1,093         998         9.5
                                                            -------     -------                 -------     -------
Operating profit after taxes                                    729         644        13.2       2,620       2,615         0.2
Extraordinary revenues                                                                                0         962
Extraordinary expenses                                                                              325         147       121.1
Taxes extraordinary expenses                                                                       (120)        (52)
                                                            -------     -------                 -------     -------
Extraordinary result after taxes                                                                   (205)        867
                                                            -------     -------                 -------     -------
Group profit after taxes                                        729         644        13.2       2,415       3,482       (30.6)
Minority interests                                               44          53       (17.0)        208         252       (17.5)
                                                            -------     -------                 -------     -------
Net profit                                                      685         591        15.9       2,207       3,230       (31.7)
Net profit, excl. extraordinary result                          685         591        15.9       2,412       2,363         2.1
Preference share dividend                                        11          12        (8.3)         46          46
                                                            -------     -------                 -------     -------
Net profit, available to ordinary shareholders                  674         579        16.4       2,161       3,184       (32.1)
                                                            =======     =======                 =======     =======

Earnings per ordinary share of EUR 0.56 (in euros)*            0.43        0.37        16.2        1.52        1.53        (0.7)

Average exchange EUR/USD-rate                                  1.01        0.98         3.1        0.95        0.89         6.7

* Excluding extraordinary result and based on the average number of ordinary shares outstanding.

                                                                     Appendix 2

Consolidated balance sheet as at 31 December 2002 after profit appropriation (in millions of euros)

                                                             31 Dec       31 Dec      % change
                                                               2002         2001
Assets
Cash                                                          9,455       17,932         (47.3)
Short-dated government paper                                  3,901       12,296         (68.3)
Banks                                                        41,924       49,619         (15.5)

Loans to public sector                                        7,365       14,100         (47.8)
Loans to private sector                                     247,229      260,175          (5.0)
Professional securities transactions                         56,309       71,055         (20.8)
                                                           --------     --------
Loans                                                       310,903      345,330         (10.0)
Interest-earning securities                                 141,494      123,365          14.7
Shares                                                       15,736       16,794          (6.3)
Participating interests                                       2,166        2,420         (10.5)
Property and equipment                                        6,982        7,331          (4.8)
Other assets                                                 15,148       11,088          36.6
Prepayments and accrued income                                8,309       11,188         (25.7)
                                                           --------     --------
                                                            556,018      597,363          (6.9)
                                                           ========     ========

Liabilities
Banks                                                        95,884      107,843         (11.1)

Saving accounts                                              74,249       84,345         (12.0)
Deposits and other customer accounts                        165,034      173,441          (4.8)
Professional securities transactions                         50,178       54,578          (8.1)
                                                           --------     --------
Total client accounts                                       289,461      312,364          (7.3)
Debt securities                                              71,209       72,495          (1.8)
Other liabilities                                            45,982       45,633           0.8
Accruals and deferred income                                 10,120       12,349         (18.1)
Provisions                                                   13,238       12,672           4.5
                                                           --------     --------
                                                            525,894      563,356          (6.6)
Fund for general banking risks                                1,255        1,381          (9.1)
Subordinated liabilities                                     14,278       16,283         (12.3)

Shareholders' equity                                         10,781       11,787          (8.5)
Minority interests                                            3,810        4,556         (16.4)
                                                           --------     --------
Group equity                                                 14,591       16,343         (10.7)

                                                           --------     --------
Group capital                                                30,124       34,007         (11.4)
                                                           --------     --------
                                                            556,018      597,363          (6.9)
                                                           ========     ========

Contingent liabilities                                       44,176       47,784          (7.6)
Committed facilities                                        136,122      145,570          (6.5)

Exchange EUR/USD-rate                                          1.05         0.88          19.3

                                                                     Appendix 3

Analysis of private sector loans by SBU
(in billions of euros)

                                                                         31 Dec      30 Sep    % change      31 Dec   % change
                                                                           2002        2002                    2001
Consumer & Commercial Clients                                             172.5       177.8        (3.0)      180.9       (4.6)
Wholesale Clients                                                          52.1        57.7        (9.7)       60.7      (14.2)
Private Clients & Asset Management                                          6.9         6.4         7.8         6.5        6.2
Corporate Centre                                                            6.5         7.6       (14.5)        2.7      140.7
ABN AMRO Lease Holding                                                      9.2         9.2                     9.3       (1.1)
                                                                       --------    --------                --------
Group                                                                     247.2       258.7        (4.4)      260.1       (5.0)
                                                                       ========    ========                ========

Staff
(fte)
                                                                         31 Dec      30 Sep    % change      31 Dec   % change
                                                                           2002        2002                    2001
Consumer & Commercial Clients                                            71,340      71,979        (639)     73,736     (2,396)
Wholesale Clients                                                        20,238      20,556        (318)     22,423     (2,185)
Private Clients & Asset Management                                        6,179       5,971         208       5,879        300
Corporate Centre                                                            573         563          10         586        (13)
ABN AMRO Lease Holding                                                    7,227       7,482        (255)      7,306        (79)
                                                                       --------    --------    --------    --------   --------
Group                                                                   105,557     106,551        (994)    109,930     (4,373)
                                                                       ========    ========    ========    ========   ========

Share data
                                                                         31 Dec      30 Sep    % change      31 Dec   % change
                                                                           2002        2002                    2001
Number of ordinary shares outstanding (in millions)                     1,585.6     1,585.4                 1,535.5        3.3
Net asset value per ordinary share (in euros)                              6.28        6.33        (0.8)       7.13      (11.9)
Number of preference shares (in millions)                                 362.5       362.5                   362.5
Number of convertible preference shares (in millions)                       0.5         0.6                     0.7

Changes in shareholders' equity
(in millions of euros)
                                                                           2002        2001
                                                                       --------    --------
Shareholders' equity as at the beginning of January                      11,787      12,523
Retained earnings and stock dividends                                     1,573       2,642
Exercised options and conversion                                             66           8
Goodwill / dilution                                                        (201)     (3,186)
Impact change in accounting policy pension costs                           (430)          0
Addition to provision pension obligations                                  (374)          0
Revaluations and other movements                                            (35)         52
Change in treasury stock                                                     17        (102)
Currency translation differences                                         (1,622)       (150)
                                                                       --------    --------
Shareholders' equity as at the end of December                           10,781      11,787
                                                                       ========    ========

                                                                    Appendix 4a

Income statement BUs of Consumer & Commercial Clients
(in millions of euros)

                                                                              Netherlands
                                               ------------------------------------------------------------------------------
                                                            quarterly                                     year
                                                            ---------                                     ----

                                               Q4 2002     Q3 2002    % change     Q4 2001       2002       2001     % change
                                               -------     -------    --------     -------    -------    -------     --------
Net interest revenue                               621         561        10.7         532      2,323      2,102        10.5
Net commissions                                    159         155         2.6         163        650        697        (6.7)
Results from financial transactions                  8           2                      29         26         56       (53.6)
Other revenue                                       26          22        18.2          52        109        134       (18.7)
                                               -------     -------                 -------    -------    -------
Total revenue                                      814         740        10.0         776      3,108      2,989         4.0
Operating expenses                                 634         627         1.1         656      2,554      2,596        (1.6)
                                               -------     -------                 -------    -------    -------
Operating result                                   180         113        59.3         120        554        393        41.0
Provisioning for loan losses                        28          23        21.7          22        137        108        26.9
Value adjustments to financial fixed assets                      4                      (2)         8          1
                                               -------     -------                 -------    -------    -------
Operating profit before taxes                      152          86        76.7         100        409        284        44.0
Taxes                                               52          27        92.6          32        135         89        51.7
                                               -------     -------                 -------    -------    -------
Profit after taxes                                 100          59        69.5          68        274        195        40.5
Minority interests                                                                      (1)         1
                                               -------     -------                 -------    -------    -------
Net profit                                         100          59        69.5          69        273        195        40.0
                                               =======     =======                 =======    =======    =======

                                              31 Dec 02   30 Sep 02    % change              31 Dec 02  31 Dec 01    % change
Staff (fte)                                     23,156      24,184        (4.3)                23,156     26,977       (14.2)
(in billions of euros)
Risk-weighted assets                              54.2        54.9        (1.3)                  54.2       54.3        (0.2)

                                                                             North America
                                               ------------------------------------------------------------------------------
                                                            quarterly                                     year
                                                            ---------                                     ----

                                               Q4 2002     Q3 2002    % change     Q4 2001       2002       2001     % change
                                               -------     -------    --------     -------    -------    -------     --------
Net interest revenue                               618         645        (4.2)        675      2,616      2,652        (1.4)
Net commissions                                    152         166        (8.4)        196        711        815       (12.8)
Results from financial transactions                 39          38         2.6          46        153        133        15.0
Other revenue                                      323         195        65.6         127      1,038        652        59.2
                                               -------     -------                 -------    -------    -------
Total revenue                                    1,132       1,044         8.4       1,044      4,518      4,252         6.3
Operating expenses                                 594         517        14.9         632      2,307      2,378        (3.0)
                                               -------     -------                 -------    -------    -------
Operating result                                   538         527         2.1         412      2,211      1,874        18.0
Provisioning for loan losses                       139          87        59.8         115        477        442         7.9
                                               -------     -------                 -------    -------    -------
Operating profit before taxes                      399         440        (9.3)        297      1,734      1,432        21.1
Taxes                                              130         152       (14.5)         73        604        432        39.8
                                               -------     -------                 -------    -------    -------
Profit after taxes                                 269         288        (6.6)        224      1,130      1,000        13.0
Minority interests                                                                      18                    84
                                               -------     -------                 -------    -------    -------
Net profit                                         269         288        (6.6)        206      1,130        916        23.4
                                               =======     =======                 =======    =======    =======

                                              31 Dec 02   30 Sep 02    % change              31 Dec 02  31 Dec 01    % change
Staff (fte)                                     18,680      17,954         4.0                 18,680     18,139         3.0
(in billions of euros)
Risk-weighted assets                              61.7        68.4        (9.8)                  61.7       73.5       (16.1)

                                                                    Appendix 4b

Income statement BUs of Consumer & Commercial Clients
(in millions of euros)

                                                                                Brazil
                                        -------------------------------------------------------------------------------------
                                                          quarterly                                     year
                                                          ---------                                     ----

                                        Q4 2002      Q3 2002     % change      Q4 2001         2002        2001      % change
                                        -------      -------     --------      -------      -------     -------      --------
Net interest revenue                        308          301          2.3          364        1,385       1,520         (8.9)
Net commissions                              35           29         20.7           56          175         226        (22.6)
Results from financial transactions         (24)          23                        44           30          44        (31.8)
Other revenue                                27           33        (18.2)          29          146         130         12.3
                                        -------      -------                   -------      -------     -------
Total revenue                               346          386        (10.4)         493        1,736       1,920         (9.6)
Operating expenses                          257          256          0.4          358        1,199       1,290         (7.1)
                                        -------      -------                   -------      -------     -------
Operating result                             89          130        (31.5)         135          537         630        (14.8)
Provisioning for loan losses                 30           47        (36.2)          49          193         193
                                        -------      -------                   -------      -------     -------
Operating profit before taxes                59           83        (28.9)          86          344         437        (21.3)
Taxes                                        18          (42)                       34          (57)         39
                                        -------      -------                   -------      -------     -------
Profit after taxes                           41          125        (67.2)          52          401         398          0.8
Minority interests                           (1)           4                        (3)          10           9         11.1
                                        -------      -------                   -------      -------     -------
Net profit                                   42          121        (65.3)          55          391         389          0.5
                                        =======      =======                   =======      =======     =======

                                       31 Dec 02    30 Sep 02     % change                 31 Dec 02   31 Dec 01     % change
Staff (fte)                              21,954       21,961                                 21,954      20,932          4.9
(in billions of euros)
Risk-weighted assets                        6.0          5.9          1.7                       6.0         8.2        (26.8)

                                                                         Rest of the World
                                        -------------------------------------------------------------------------------------
                                                          quarterly                                     year
                                                          ---------                                     ----

                                        Q4 2002      Q3 2002     % change      Q4 2001         2002        2001      % change
                                        -------      -------     --------      -------      -------     -------      --------
Net interest revenue                        131          129          1.6          125          529         538         (1.7)
Net commissions                              33           30         10.0           32          122         114          7.0
Results from financial transactions           6            2                         8           17          39        (56.4)
Other revenue                               138           47                        64          352         351          0.3
                                        -------      -------                   -------      -------     -------
Total revenue                               308          208         48.1          229        1,020       1,042         (2.1)
Operating expenses                          183          141         29.8          205          650         788        (17.5)
                                        -------      -------                   -------      -------     -------
Operating result                            125           67         86.6           24          370         254         45.7
Provisioning for loan losses                 12           28        (57.1)          20           74          59         25.4
Value adj. to financial fixed assets                                                                          1
                                        -------      -------                   -------      -------     -------
Operating profit before taxes               113           39                         4          296         194         52.6
Taxes                                        13           18        (27.8)           4           62          24
                                        -------      -------                   -------      -------     -------
Profit after taxes                          100           21                                    234         170         37.6
Minority interests                            2            3        (33.3)           5           10           6         66.7
                                        -------      -------                   -------      -------     -------
Net profit                                   98           18                        (5)         224         164         36.6
                                        =======      =======                   =======      =======     =======

                                       31 Dec 02    30 Sep 02     % change                 31 Dec 02   31 Dec 01     % change
Staff (fte)                               7,550        7,880         (4.2)                    7,550       7,688         (1.8)
(in billions of euros)
Risk-weighted assets                       21.5         21.8         (1.4)                     21.5        22.2         (3.2)

                                                                     Appendix 5

Income statement BUs of Private Clients & Asset Management
(in millions of euros)

                                                                        Private Clients
                                        -------------------------------------------------------------------------------
                                                          quarterly                                     year
                                                          ---------                                     ----

                                        Q4 2002     Q3 2002    % change     Q4 2001        2002        2001    % change
                                        -------     -------    --------     -------     -------     -------    --------
Net interest revenue                         88          89        (1.1)         94         363         308        17.9
Net commissions                              84         104       (19.2)        110         417         450        (7.3)
Results from financial transactions          12          10        20.0          13          45          43         4.7
Other revenue                                31          17        82.4           5          69          45        53.3
                                        -------     -------                 -------     -------     -------
Total revenue                               215         220        (2.3)        222         894         846         5.7
Operating expenses                          177         157        12.7         177         673         663         1.5
                                        -------     -------                 -------     -------     -------
Operating result                             38          63       (39.7)         45         221         183        20.8
Provisioning for loan losses                 12           1                      11          14          13         7.7
Value adj. to financial fixed assets          0           0                      (1)          0           0
                                        -------     -------                 -------     -------     -------
Operating profit before taxes                26          62       (58.1)         35         207         170        21.8
Taxes                                         6          16       (62.5)          7          61          47        29.8
                                        -------     -------                 -------     -------     -------
Profit after taxes                           20          46       (56.5)         28         146         123        18.7
Minority interests                           (2)          2                      (2)          1           3
                                        -------     -------                 -------     -------     -------
Net profit                                   22          44       (50.0)         30         145         120        20.8
                                        =======     =======                 =======     =======     =======

                                       31 Dec 02   30 Sep 02     % change              31 Dec 02   31 Dec 01     % change
Staff (fte)                               4,004       3,681         8.8                   4,004       3,633        10.2
(in billions of euros)
Risk-weighted assets                        6.1         5.7         7.0                     6.1         6.1         0.0

                                                                      Asset Management
                                        -------------------------------------------------------------------------------
                                                          quarterly                                     year
                                                          ---------                                     ----

                                        Q4 2002     Q3 2002    % change     Q4 2001        2002        2001    % change
                                        -------     -------    --------     -------     -------     -------    --------
Net interest revenue                          0          (4)                      6           6          22       (72.7)
Net commissions                             127         114        11.4         134         515         533        (3.4)
Results from financial transactions          (2)          2                       3          (3)          0
Other revenue                                 8           3                       5          11          18       (38.9)
                                        -------     -------                 -------     -------     -------
Total revenue                               133         115        15.7         148         529         573        (7.7)
Operating expenses                          103          98         5.1         128         421         473       (11.0)
                                        -------     -------                 -------     -------     -------
Operating result                             30          17        76.5          20         108         100         8.0
Provisioning for loan losses                 (1)          0                      (1)         (1)          0
Value adj. to financial fixed assets          1          (1)                     (2)          1           0
                                        -------     -------                 -------     -------     -------
Operating profit before taxes                30          18        66.7          23         108         100         8.0
Taxes                                        10          (2)                     10          35          37        (5.4)
                                        -------     -------                 -------     -------     -------
Profit after taxes                           20          20                      13          73          63        15.9
Minority interests                            0           1                       0           1           0
                                        -------     -------                 -------     -------     -------
Net profit                                   20          19         5.3          13          72          63        14.3
                                        =======     =======                 =======     =======     =======

                                       31 Dec 02   30 Sep 02     % change              31 Dec 02   31 Dec 01     % change
Staff (fte)                               2,175       2,290        (5.0)                  2,175       2,246        (3.2)
(in billions of euros)
Risk-weighted assets                        0.7         0.6        16.7                     0.7         0.4        75.0

                                                                     Appendix 6

Consolidated quarterly results 2002 / 2001
(in millions of euros)

                                                               2002                                         2001
                                           ----------------------------------------     ------------------------------------------
                                                Q4         Q3         Q2         Q1          Q4          Q3         Q2          Q1
Net interest revenue                         2,264      2,421      2,499      2,661       2,629       2,539      2,660       2,262
Revenue from sec. and part. interests          105         58        102        104         105          81        148         121
Net commissions                              1,114      1,099      1,220      1,206       1,306       1,268      1,349       1,291
Results from financial transactions            425        347        384        321         306         340        364         542
Other revenue                                  581        398        519        452         380         446        380         317
                                           -------    -------    -------    -------     -------     -------    -------     -------
Total revenue                                4,489      4,323      4,724      4,744       4,726       4,674      4,901       4,533
Staff costs                                  1,712      1,688      1,876      1,974       1,815       1,949      2,015       1,874
Other administrative expenses                1,138      1,071      1,191      1,167       1,389       1,282      1,352       1,138
Depreciation                                   243        245        263        255         243         225        248         241
                                           -------    -------    -------    -------     -------     -------    -------     -------
Operating expenses                           3,093      3,004      3,330      3,396       3,447       3,456      3,615       3,253
                                           -------    -------    -------    -------     -------     -------    -------     -------
Operating result                             1,396      1,319      1,394      1,348       1,279       1,218      1,286       1,280
Provisioning for loan losses / FAR             384        338        583        390         598         308        253         267
Value adj. to financial fixed assets             3         23         38        (15)        (34)         52         (6)         12
Operating profit before taxes                1,009        958        773        973         715         858      1,039       1,001
Net profit excl. extraordinary results         685        591        534        602         533         476        671         683
Net profit                                     685        591        534        397         438         476      1,633         683
Net profit for ordinary shareholders           674        579        522        386         427         464      1,621         672

Avg. number of ordinary shares outst       1,585.6    1,567.8    1,546.3    1,536.0     1,534.9     1,522.5    1,504.2     1,498.4
(in mln)
Avg. number of ordinary shares outst.*     1,559.3    1,550.3    1,541.2    1,536.0     1,515.2     1,508.5    1,501.3     1,498.4
(in mln)
Earnings per share**                          0.43       0.37       0.34       0.38        0.34        0.30       0.44        0.45
Earnings per share diluted**                  0.42       0.37       0.34       0.38        0.34        0.30       0.44        0.44
Average equity                               9,994     10,113     10,484     10,865      10,589      10,461     11,028      11,516
Average equity year to date                 10,454     10,494     10,573     10,865      11,317      10,950     11,189      11,516
Return on average equity**                    27.0%      22.9%      19.9%      21.8%       19.7%       17.8%      23.9%       23.3%
Return on average equity year to date**       22.6%      21.5%      21.1%      21.8%       20.5%       21.9%      23.8%       23.3%
Efficiency ratio                              68.9%      69.5%      70.5%      71.6%       72.9%       73.9%      73.8%       71.8%
Efficiency ratio year to date                 70.1%      70.6%      71.0%      71.6%       73.1%       73.2%      72.8%       71.8%

                                                               2002                                         2001
                                           ----------------------------------------     ------------------------------------------
                                            31 Dec     30 Sep     30 Jun     31 Mar      31 Dec      30 Sep     30 Jun      31 Mar
BIS tier 1 ratio                              7.48%      7.00%      7.15%      7.13%       7.03%       6.47%      6.55%       6.82%
BIS capital ratio                            11.54%     10.87%     10.80%     10.95%      10.91%      10.10%     10.19%      10.19%
BIS capital base                            26,493     27,404     27,058     29,629      29,814      27,696     29,156      28,362
Risk-weighted assets                       229,572    252,143    250,541    270,700     273,387     274,183    286,110     278,414

* Year to date.
** Excluding extraordinary result and based on the average number of ordinary shares outstanding.

                                                                    Appendix 7a

Breakdown income statement fourth quarter 2002
(in millions of euros)

                                                        C&CC         WCS       PC&AM          CC        AALH      Group
Net interest revenue                                   1,678         435          88          (8)         71      2,264
Net commissions                                          379         479         211           0          45      1,114
Results from financial transactions                       29         324          10          62           0        425
Other revenue                                            514          32          39           5          96        686
                                                    --------    --------    --------    --------    --------   --------
Total revenue                                          2,600       1,270         348          59         212      4,489
Operating expenses                                     1,668       1,051         280         (51)        145      3,093
                                                    --------    --------    --------    --------    --------   --------
Operating result                                         932         219          68         110          67      1,396
Provisioning for loan losses                             209         145          11          15           4        384
Value adjustments to financial fixed assets                0           2           1           0           0          3
                                                    --------    --------    --------    --------    --------   --------
Operating profit before taxes                            723          72          56          95          63      1,009
Taxes                                                    213           5          16          39           7        280
                                                    --------    --------    --------    --------    --------   --------
Group profit after taxes                                 510          67          40          56          56        729
Minority interests                                         1           4          (2)         41           0         44
                                                    --------    --------    --------    --------    --------   --------
Net profit                                               509          63          42          15          56        685
                                                    ========    ========    ========    ========    ========   ========

Staff (fte)                                           71,340      20,238       6,179         573       7,227    105,557
(in billions of euros)
Total assets                                           229.2       238.7        17.0        60.5        10.6      556.0
Risk-weighted assets                                   143.4        67.2         6.8         2.0        10.2      229.6


Breakdown income statement third quarter 2002
(in millions of euros)

                                                        C&CC         WCS       PC&AM          CC        AALH      Group
Net interest revenue                                   1,636         557          85          78          65      2,421
Net commissions                                          380         455         218           0          46      1,099
Results from financial transactions                       65         230          12          40           0        347
Other revenue                                            297          45          20           8          86        456
                                                    --------    --------    --------    --------    --------   --------
Total revenue                                          2,378       1,287         335         126         197      4,323
Operating expenses                                     1,541       1,081         255          (6)        133      3,004
                                                    --------    --------    --------    --------    --------   --------
Operating result                                         837         206          80         132          64      1,319
Provisioning for loan losses                             185         141           1           7           4        338
Value adjustments to financial fixed assets                4           2          (1)         18           0         23
                                                    --------    --------    --------    --------    --------   --------
Operating profit before taxes                            648          63          80         107          60        958
Taxes                                                    155         105          14          25          15        314
                                                    --------    --------    --------    --------    --------   --------
Group profit after taxes                                 493         (42)         66          82          45        644
Minority interests                                         7           2           3          41           0         53
                                                    --------    --------    --------    --------    --------   --------
Net profit                                               486         (44)         63          41          45        591
                                                    ========    ========    ========    ========    ========   ========

Staff (fte)                                           71,979      20,556       5,971         563       7,482    106,551
(in billions of euros)
Total assets                                           246.2       269.8        16.6        61.4        10.6      604.6
Risk-weighted assets                                   151.0        82.1         6.3         2.6        10.1      252.1

                                                                    Appendix 7b

Breakdown income statement fourth quarter 2001
(in millions of euros)

                                                        C&CC         WCS       PC&AM          CC        AALH      Group
Net interest revenue                                   1,696         650         100         118          65      2,629
Net commissions                                          447         578         244          (8)         45      1,306
Results from financial transactions                      127         183          16         (20)          0        306
Other revenue                                            272          94          10           7         102        485
                                                    --------    --------    --------    --------    --------   --------
Total revenue                                          2,542       1,505         370          97         212      4,726
Operating expenses                                     1,851       1,239         305         (95)        147      3,447
                                                    --------    --------    --------    --------    --------   --------
Operating result                                         691         266          65         192          65      1,279
Provisioning for loan losses                             206         321          10          54           7        598
Value adjustments to financial fixed assets               (2)         (7)         (3)        (22)          0        (34)
                                                    --------    --------    --------    --------    --------   --------
Operating profit before taxes                            487         (48)         58         160          58        715
Taxes                                                    143         (88)         17          42          12        126
                                                    --------    --------    --------    --------    --------   --------
Operating profit after taxes                             344          40          41         118          46        589
Extraordinary results after taxes                                                            (95)                   (95)
                                                    --------    --------    --------    --------    --------   --------
Group profit after taxes                                 344          40          41          23          46        494
Minority interests                                        19           6          (2)         33                     56
                                                    --------    --------    --------    --------    --------   --------
Net profit                                               325          34          43         (10)         46        438
                                                    ========    ========    ========    ========    ========   ========

Staff (fte)                                           73,736      22,423       5,879         586       7,306    109,930
(in billions of euros)
Total assets                                           242.8       294.7        16.7        42.9        10.5      597.4
Risk-weighted assets                                   158.2        95.2         6.5         3.5        10.0      273.4


Breakdown income statement 2002
(in millions of euros)

                                                        C&CC         WCS       PC&AM          CC        AALH      Group
Net interest revenue                                   6,853       2,115         369         243         265      9,845
Net commissions                                        1,658       1,866         932          (1)        184      4,639
Results from financial transactions                      226       1,092          42         117                  1,477
Other revenue                                          1,645         223          80          27         344      2,319
                                                    --------    --------    --------    --------    --------   --------
Total revenue                                         10,382       5,296       1,423         386         793     18,280
Operating expenses                                     6,710       4,549       1,094         (73)        543     12,823
                                                    --------    --------    --------    --------    --------   --------
Operating result                                       3,672         747         329         459         250      5,457
Provisioning for loan losses                             881         742          13          41          18      1,695
Value adjustments to financial fixed assets                8           4           1          36           0         49
                                                    --------    --------    --------    --------    --------   --------
Operating profit before taxes                          2,783           1         315         382         232      3,713
Taxes                                                    744          78          96         123          52      1,093
                                                    --------    --------    --------    --------    --------   --------
Operating profit after taxes                           2,039         (77)        219         259         180      2,620
Extraordinary results after taxes                          0        (205)          0           0           0       (205)
                                                    --------    --------    --------    --------    --------   --------
Group profit after taxes                               2,039        (282)        219         259         180      2,415
Minority interests                                        21          12           2         173           0        208
                                                    --------    --------    --------    --------    --------   --------
Net profit                                             2,018        (294)        217          86         180      2,207
                                                    ========    ========    ========    ========    ========   ========

Cautionary Statement regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.